EXHIBIT 3.2

FORM OF

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROVIDE COMMERCE, INC.

Provide Commerce, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of the Corporation, and declaring said amendments to be advisable and recommended for approval by the stockholders of the Corporation. The resolutions setting forth the proposed amendments are as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Corporation’s Amended and Restated Certificate of Incorporation be amended to change Article IV, Sections B.4(a) and (b) thereof so that, as amended, such Sections shall read in their entirety as follows:

“(a) Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time at the principal office of the Corporation or any transfer agent for such shares, into fully paid and nonassessable shares of Common Stock of the Corporation. The number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be determined by dividing $12.71 by the Series A Conversion Price (as defined below); such conversion ratio shall be referred to as the “Series A Conversion Rate.” The number of shares of Common Stock into which each share of Series B Preferred Stock may be converted shall be determined by dividing $6.56 by the Series B Conversion Price (as defined below); such conversion ratio shall be referred to as the “Series B Conversion Rate.” The “Original Issue Price” shall refer in the case of the Series A Preferred Stock to $12.71 and in the case of the Series B Preferred Stock to $6.56. As of the date hereof, (i) the “Series A Conversion Price” per share shall be $1.22 and the “Series A Conversion Rate” shall be approximately 10.4180-for-one and (ii) the “Series B Conversion Price” per share shall be $6.16 and the “Series B Conversion Rate” shall be approximately 1.0649-for-one.

(b) Subject to Section 2(a) above:

(i) each share of Preferred Stock shall be converted into Common Stock automatically at the Conversion Price then in effect in the manner provided herein upon (A) the closing of a firm commitment underwritten public offering in which (x) the Corporation receives gross proceeds of not less than $20,000,000 (prior to underwriting commissions and expenses) and (y) the offering price per share is not less than $6.56 (as adjusted for stock splits, stock dividends, reorganizations and the like), or (B) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

(ii) Notwithstanding any written consent or agreement of a majority of the Preferred Stock, voting together as a single class, pursuant to subsection 4(b)(i)(B) above, if a firm commitment underwritten public offering of the Corporation’s Common Stock closes in which (1) the Corporation receives gross proceeds of less than $20,000,000 (prior to underwriting commissions and expenses) or (2) the offering price per share is less than $6.56 (as adjusted for stock splits, stock dividends, reorganizations and the like), each share of Series B Preferred Stock then issued and outstanding shall automatically and without further action be changed and reclassified into that number of fully paid and nonassessable shares of Common Stock equal to the sum of (A) the number of shares of Common Stock that each share of Series B Preferred Stock would be convertible into under subsection 4(a) above if the pricing thresholds of such firm commitment underwritten public offering were satisfied under subsection 4(b)(i)(A) above plus (B) 200,000 shares (as adjusted for stock splits, stock dividends and the like) of Common Stock divided by the number of shares of Series B Preferred Stock then issued and outstanding. The foregoing change and reclassification of shares of Series B Preferred Stock is intended to be characterized as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.”

RESOLVED, FURTHER, that the Corporation’s Amended and Restated Certificate of Incorporation be amended to change Article IV, Section B.5(b)(i) thereof so that, as amended, such Section shall read in its entirety as follows:

“(i) The Term “Equity Securities” as used in this Section 5 shall mean any shares of Common Stock, or any obligation, or share of stock or other security of the Corporation convertible into or exercisable or exchangeable for Common Stock except for (A) up to 5,000,000 shares in the aggregate, as adjusted for stock splits, stock dividends, reorganizations and the like (or such greater number of shares as shall be approved by the Corporation’s Board of Directors) of Common Stock or options to purchase Common Stock (and the Common Stock issued upon exercise thereof) issued or granted to officers, directors, employees or consultants of the Corporation and its subsidiaries pursuant to any option or stock plan approved by the Corporation’s Board of Directors, (B) shares of Common Stock or Preferred Stock issued upon the exercise or conversion of any securities outstanding as of the date of the first issuance of Series B Preferred Stock by the Corporation (or securities issued upon conversion of the securities issued upon such exercise or conversion), (C) shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock or Series B Preferred Stock, (D) capital stock issued pursuant to a transaction described in Section 4(d) or (e) hereof, (E) any capital stock issued to vendors, consultants, lenders, strategic partners and other such parties not to exceed 1,200,000 shares (as adjusted for stock splits, stock dividends and the like) when such issuance is approved by the Board of Directors of the Corporation, (F) shares of Common Stock issued or issuable in a public offering before or in connection with which all outstanding shares of Preferred Stock will be converted to Common Stock or upon exercise of warrants or rights granted to underwriters in connection with such a public offering, (G) securities issued pursuant to the acquisition of another business entity or business segment of any such entity by the Corporation by merger, purchase of substantially all the assets or other reorganization whereby the Corporation will own greater than fifty percent (50%) of the voting power of such business entity or business segment of any such entity, (H) any capital stock issued that is deemed to be excluded from the definition of Equity Securities by the holders of more than fifty percent (50%) of the then outstanding Series A Preferred Stock with respect to adjustments of the Series A Conversion Price, and by the holders of more than fifty percent (50%) of the then outstanding Series B Preferred Stock with respect to adjustments of the Series B Conversion Price and (I) the 200,000 shares (as adjusted for stock splits, stock dividends and the like) of Common Stock issued or issuable pursuant to subsection 4(b)(i)(B) above.”

SECOND: That, thereafter, the stockholders approved the foregoing amendment by written consent in accordance with Section 228 of the Delaware General Corporation Law.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

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IN WITNESS WHEREOF, said Provide Commerce, Inc. has caused this certificate to be signed by William Strauss, its Chief Executive Officer, this              day of November, 2003.

By:
William Strauss, Chief Executive Officer